FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-4711

02 JUN -4 AM 11:49

FOSTER'S
GROUP
Inspiring Global Enjoyment

02034665

653486

PRESS RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

TOTAL PAGES: 2

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

5 June, 2002

ASX ANNOUNCEMENT

Foster's Amends DRP

Foster's Group Limited (Foster's) today sent notification to shareholders of two amendments to the Company's Dividend Reinvestment Plan ("DRP").

The Rules of the DRP have been amended to remove the 5% discount and to alter the notice period Directors are required to give to shareholders, from three months to one month, to change the Rules of the DRP.

Under the changes to take effect from 5 September 2002, the 5% discount to the "acquisition price" or weighted average market price for fully priced ordinary shares in Foster's in the five trading days up to the record date of the dividend will be removed.

The removal of the discount brings Foster's DRP into line with current market practice. The change will also assist with the Company's capital management while enabling shareholders to continue to acquire shares without brokerage, commission, stamp duty or other transaction costs

The Rules of the DRP have also been amended to alter the notice period Directors are required to give to shareholders to change the Rules of the DRP. Under the existing rules, Directors are required to give shareholders three months notice of variations to the Rules of the DRP. This requirement has been amended so that Directors now need to give shareholders one month notice of variation to the Rules of the DRP.

Full details of the changes to the DRP have been set out in documentation mailed to shareholders of the company today.

Ends.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

988234

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 6

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

Jun 04 2002 20:07:12 Via Fax -> 202 942 9624 Mr Paul Dudek Page 001 Of 006

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

3 June 2002

Dear Shareholder,

Changes to Dividend Reinvestment Plan

In 2000 the Company reactivated the Dividend Reinvestment Plan (**"DRP"**) to provide shareholders with the opportunity to reinvest their dividends on all or part of their holdings by acquiring new ordinary shares in the Company. The reactivation of the DRP has been well received with around 53% of shareholders (by value) participating in the DRP, resulting in an increase in share capital of **A$149.7** million.

I advised shareholders on the reactivation of the DRP in 2000, that the Directors of the Company would periodically consider further changes to the DRP in line with market practice after its reactivation. The Directors have now resolved to make the following amendments.

Removal of 5% discount to market price

Previously, the Rules of the DRP provided for shares to be acquired using the reinvestment of dividends, at a 5% discount to the weighted average market price for fully paid ordinary shares in the Company in the five trading days up to the record date. The Rules have been amended to remove the 5% discount, so now the 'acquisition price' will be equal to the weighted average market price for fully paid ordinary shares in the Company in the five trading days up to the record date. This brings the DRP in line with current market practice and assists the Company's capital management. The DRP will remain a convenient way for shareholders to acquire shares without brokerage and other transaction costs.

Period of Notice

Previously, in order to vary the Rules of the DRP, Directors needed to give three months notice of variations to the Rules of the Plan to shareholders of the Company. The Rules have been amended so that Directors now need to give shareholders one month notice of variations; the notice of amendments may also now be given electronically to those shareholders who have elected to receive electronic communications from the Company. This will assist in the prompt notification to shareholders of changes to the DRP and in the efficient administration of the DRP.

The amendments will take effect from 5 September 2002 and will apply to any interim or final dividend with a record date after that date. The revised Rules of the DRP and a summary are attached.

For your convenience, this letter also encloses forms under which you may elect to participate or vary your participation in the DRP. **If you are already a participant in the DRP and wish to continue your participation in the Plan, you need not take any action. You will continue to participate in the DRP at the same level.**

Yours sincerely,

Frank Swan
Chairman
Foster's Group Limited

SUMMARY OF THE DRP

The Foster's Group Limited Dividend Reinvestment Plan ("**DRP**") allows shareholders in Foster's Group Limited ("the **Company**") to elect to reinvest all or part of their dividends in fully paid ordinary shares in the Company.

Who can participate in the DRP?

All shareholders are eligible to participate in the DRP (other than shareholders with registered addresses in places where, in the Directors opinion, participation would give rise to breaches of applicable laws). At present, shareholders resident in New Zealand may participate in the DRP. Until the Directors otherwise determine, shareholders with registered addresses in the United States of America, the United Kingdom and Canada or their respective territories or possessions are not eligible to participate in the DRP due to legal restrictions. Before electing to participate in the DRP, shareholders resident in other overseas jurisdictions should seek professional advice to ascertain whether there are legal restrictions on their ability to participate in the DRP.

Under the Rules of the Company's Employee Share and Option Plan (the "**ESP**"), the Company may provide loans to employees to assist them to acquire shares in the Company. Dividends payable on shares issued under the ESP must be applied towards paying off Plan Loans (as defined in the Rules of the ESP) in relation to such shares. Accordingly, shares issued under the ESP may not participate in the DRP until any Plan Loan in relation to such shares has been repaid in full.

How does the DRP work?

Dividends otherwise payable on ordinary shares which participate in the Plan will be applied on the participating shareholders' behalf in subscribing for new ordinary shares in the Company. If any withholding tax is payable in respect of the dividend, or there is any other amount which the Company must retain (for example, if a shareholder does not quote a tax file number) these amounts will be deducted from the dividend and the balance will be applied in subscribing for shares. Shares allotted under the DRP will rank equally in all respects with existing ordinary shares.

The number of shares issued to shareholders will be the nearest whole number to the value of the sum calculated in accordance with a formula set out in the DRP Rules.

At what price will new shares be issued under the DRP?

The new shares will be issued at the weighted average price of ordinary shares in the Company sold on Australian Stock Exchange Limited's automated trading system during the five trading days up to and including the record date for the dividend. No brokerage, commission, stamp duty or other transaction costs will be payable by participating shareholders in respect of shares issued under the DRP.

What do I have to do to participate in the DRP?

Eligible shareholders may elect to participate in the DRP in respect of all or a specified number only of their shares at any time by completing an election form and returning it to the Company.

Shareholders may also elect to vary the level of participation or withdraw from the DRP at any time by completing an election form and returning it to the Company. Participation in the DRP will commence with the first dividend payment after receipt of the election form provided that it is received by the Company on or before the record date for the dividend. An election by a shareholder to vary the level of participation or withdraw from the DRP will only be effective in relation to a forthcoming dividend if an election form is received by the Company on or before the record date for the dividend.

If I want to participate in the DRP do all my shares have to participate?

No. A shareholder can elect to participate in the DRP in respect of all shares registered in the name of the shareholder or a specified number of shares. If a shareholder elects to participate in the DRP in respect of a specified number of shares only, the dividend on the shares which do not participate in the DRP will be paid in cash.

Jun 04 2002 20:07:38 Via Fax -> 202 942 9624 Mr Paul Dudek Page 003 Of 006

What happens if I sell some of my shares?

If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder and subsequently sells a parcel of shares, those shares which do not participate in the DRP will be deemed to have been sold first.

What happens if I acquire more shares?

If a shareholder has elected to participate in the DRP in respect of all of the shares registered in the name of the shareholder, all additional shares acquired in the future will be deemed to participate in the DRP. If a shareholder has elected to participate in the DRP in respect of a specified number only of the shares registered in the name of the shareholder, shares acquired through a bonus issue in respect of the DRP shares, or shares issued under the DRP will also participate in the DRP, but cash dividends will be paid in respect of shares acquired in any other way. A new election form will need to be filled out before these shares can participate in the DRP.

How does the DRP affect my tax position?

Shareholders who elect to reinvest dividends under the DRP are taxed in Australia as though a cash dividend is paid to them and the dividend is then applied to acquire shares. Accordingly, participating shareholders who are individuals will be required to include the amount of the cash dividend which is applied to pay up the shares issued and any associated franking credits in their assessable income. The franking credits offset tax payable on the income of such shareholders.

For Capital Gains Tax purposes, shares issued under the DRP will have a cost base equal to the amount of the cash dividend entitlement which is reinvested. Shareholders may be subject to tax on disposal of the shares depending on the sale proceeds received and the cost base of the shares.

Tax laws relating to shareholders who are not individuals, not Australian residents, or who hold their shares other than for investment purposes are more complex. Any such shareholders should consult their own advisers regarding their Australian tax liability (and in the case of overseas shareholders, in the country where they are located).

The above comments regarding the taxation position of individual shareholders are necessarily general in nature and shareholders should seek and rely upon their own taxation advice. Shareholders should not rely on this outline for taxation purposes, and neither the Company nor any of its officers or advisers accepts any liability or responsibility for taxation liabilities of shareholders who elect to participate in the DRP.

3 June 2002 (effective 5 September 2002)

FOSTER'S GROUP LIMITED ABN 49 007 620 886

DIVIDEND REINVESTMENT PLAN RULES AS AT 5 SEPTEMBER 2002

1 PARTICIPATION

Participation in the Foster's Group Limited Dividend Reinvestment Plan (the "**DRP**") is optional and open to all members of Foster's Group Limited ("**the Company**") holding fully paid or partly paid ordinary shares in the capital of the Company other than members whose participation would not be, in the opinion of the Directors, consistent with applicable laws.

The Directors have an overriding discretion to refuse to accept shares for participation in the DRP and to suspend or withdraw shares from participation if they consider that the participation of those shares might:

(i) prejudice the effective operation of the DRP; or

(ii) give rise to breaches of applicable laws by the Company or its officers or by the participants or their associates.

2 DEGREE OF PARTICIPATION

Participation in the DRP may be for all of the shares registered in the name of the member including all future acquisitions or for a number of shares specified in the notice of election (including bonus shares and shares issued under the DRP in respect of those shares).

In the event of a share disposal, those shareholders who participate in the DRP on a partial basis will be deemed to have disposed of their shares in the following order:

1 Shares not participating in the DRP;

2 Shares participating in the DRP.

Future acquisitions will participate in the DRP as follows:

(a) shares acquired through bonus issues in respect of shares participating in the DRP and shares issued under the DRP will participate in the DRP;

(b) where a shareholder participates in the DRP on a partial basis, no acquisitions other than those referred to in paragraph (a) will participate in the DRP;

(c) in the case of full participation in the DRP, all acquisitions will participate in the DRP;

(d) in the case of a partial election, cash dividends will be paid in respect of all other acquisitions. A new election form will need to be filled out before these acquisitions can participate in the DRP.

3 METHOD OF PARTICIPATION

Subject to these Rules, notice of election, notice of withdrawal or notice of change in participation (a "**notice**") will become effective immediately upon receipt by the Company except when a notice is received after the record date for the determination of entitlements to a dividend but before payment of that dividend. In those circumstances, it shall be deemed to become effective immediately after payment of that dividend.

Notices shall be in such form and delivered in such manner as the Directors from time to time determine.

The Company's register of members on any date will be conclusive in determining participation and no responsibility will be taken for transfers that are not entered on, or removed from, the register prior to a notice becoming operative.

When a participant disposes of shares which participate in the DRP, those shares will automatically cease to participate in the DRP.

4 OPERATION OF THE DRP

Except as set out below, each dividend payable to a participant in the DRP shall be applied on the participant's behalf in subscribing for fully paid ordinary shares in the capital of the Company. Any dividend which the Company is entitled to retain under its Constitution or otherwise will not be available for subscribing for shares. If withholding tax is payable in respect of a dividend, that tax will be deducted and only the balance will be applied in subscribing for shares. The number of such shares issued shall be the nearest whole number to the value of the sum calculated by the formula:

$$\frac{(S \times D) - T}{C}$$

Where:

S is the number of shares which participate in the DRP registered in the name of the member as at the record date for the determination of the dividend entitlement (the "**participating shares**");

D is the amount of the ordinary dividend in cents per share to which the participating shares will be entitled;

C is the weighted average price for fully paid ordinary shares in the capital of the Company sold on Australian Stock

Jun 04 2002 20:08:18 Via Fax -> 202 942 9624 Mr Paul Dudek Page 005 Of 006

Exchange Limited's automated trading system during the five trading days up to and including the record date and rounded to the nearest cent (adjusted in such manner as the Directors consider appropriate to preserve equity between participants and non-participants in the DRP for the dividend, any bonus issue, rights issue or other distribution in which the shares to be issued will not participate and any other relevant fact matter or thing).

T is any withholding tax or other sum the Company is entitled to retain in relation to the dividend or the shares.

Statements of holdings in relation to shares allotted under the DRP (or share certificates where applicable) will be posted to members as soon as practicable after the relevant dividend payment date. Shares allotted under the DRP will rank equally in all respects with the existing fully paid ordinary shares in the Company and will not be redeemable shares.

Shares allotted under the DRP will be issued on the register on which the member's holding is registered on the date of allotment. Where shares are held on more than one register, the shares will be issued on the first named register, as shown in the Company's register of members.

The DRP will operate only where dividends are declared in cash.

5 *COST TO PARTICIPANTS*

No brokerage, commission, stamp duty or other transaction costs will be payable by participants in respect of shares allotted under the DRP.

6 *STOCK EXCHANGE LISTING*

Application will be made by the Company for the shares allotted under the DRP to be listed for quotation on the official list of all stock exchanges on which the Company's issued ordinary shares are from time to time quoted.

7 *DEATH OF PARTICIPANT*

The receipt by the Company of notice of death of a participant will not terminate participation in the DRP by that participant or any other participant with whom such participant has a joint participation. Notices for the purposes of a deceased shareholder's participation in the DRP may be given by persons authorised to act on behalf of a deceased person in accordance with the Company's Constitution.

8 *VARIATION AND TERMINATION OF THE DRP*

The Directors may vary the terms and conditions of the DRP as and when they consider it appropriate and may suspend or terminate the DRP when they consider it expedient. Written notice of a variation, suspension or termination of the DRP will be given to members of the Company as follows:

(i) in relation to a variation, if the Directors are satisfied that the variation is made to correct a manifest error or an error of a minor nature, is of a formal or technical nature only or does not materially prejudice the interests of participants in the DRP, as soon as reasonably practicable after the effective date of variation;

(ii) in relation to any other variation, not less than one month prior to the effective date of variation; and

(iii) in relation to the suspension or termination, as soon as reasonably practicable after the effective date of the suspension or termination.

9 *ELECTRONIC NOTICE*

Where a participant in the DRP has elected to receive electronic communications from the Company, the Company may give any notice, including written notice required under the Rules by electronic means.

Jun 04 2002 20:08:42 Via Fax -> 202 942 9624 Mr Paul Dudek Page 006 Of 006